TRANSCRIPT

06 - 15 - 2026
Fox Corporation
FOX to Acquire Roku - Conference Call

TOTAL PAGES: 21

CORPORATE SPEAKERS:

Gabrielle Brown
Fox Corporation; Chief Investor Relations Officer
Lachlan Murdoch
Fox Corporation; Executive Chair, Chief Executive Officer
Anthony Wood
Roku; Founder, Chairman, President, Chief Executive Officer
Steven Tomsic
Fox Corporation.; Chief Financial Officer
John Nallen
Fox Corporation.; President, Chief Operating Officer

PARTICIPANTS:

John Hodulik
UBS; Analyst
Michael Morris
Guggenheim; Analyst
Robert Fishman
MoffettNathanson; Analyst
Michael Ng
Goldman Sachs; Analyst
Jessica Reif Ehrlich
BofA; Analyst
David Karnovsky
JPMorgan; Analyst
Steven Cahall
Wells Fargo; Analyst
Richard Greenfield
LightShed Partners; Analyst
Kannan Venkateshwar
Barclays; Analyst
Peter Supino
Wolfe Research; Analyst

PRESENTATION:

Operator: Ladies and gentlemen, thank you for standing by. Welcome to the Fox Corporation to Acquire Roku Conference Call. (Operator Instructions)

As a reminder this conference is being recorded.

I'll now turn the conference over to Chief Investor Relations Officer Ms. Gabrielle Brown.

Ms. Brown, please go ahead.

Gabrielle Brown: Great. Thank you, Pauley. Good morning. And thank you all for joining us to discuss FOX's agreement to acquire Roku. You can find more information about the transaction in a press release and investor presentation on FOX's Investor Relations website at investor.foxcorporation.com.

Joining me on the call today are Lachlan Murdoch, Executive Chair and Chief Executive Officer of FOX; Anthony Wood, Founder, Chairman and Chief Executive Officer of Roku; John Nallen, President and Chief Operating Officer of FOX; and Steve Tomsic, Chief Financial Officer of FOX.

First, we will give prepared remarks on the transaction. And then we will take questions from the investment community.

Please note that this presentation may include certain non-GAAP financial measures including adjusted EBITDA or EBITDA, as we refer to it on this call.

In addition, the presentation may include forward-looking statements including statements regarding the proposed transaction between FOX and Roku including with respect to the expected timing of the completion of the transaction and its benefits.

These statements are based on FOX and Roku's current expectations and are subject to risks and uncertainties which could cause actual results to differ from current expectations.

Please review the cautionary statements and other safe harbors in FOX and Roku's SEC filings and respective investor website.

And with that, I'm pleased to turn the call over to Lachlan.

Lachlan Murdoch: Thanks, Gaby. Good morning. And thank you all for joining us.

Today, we announced the acquisition of Roku which is a defining moment for us – one that pairs FOX – the leader in live news and sports – with Roku – the leading connected tv platform. This acquisition will strengthen and expand our position in the high-growth digital video ecosystem and unlocks new ways to serve our audiences and partners.

Before I go any further, I would like to take this opportunity to recognize the visionary achievements of Roku’s founder, Anthony Wood, who is with me on the call this morning. As an early investor in Roku, and long-time commercial partner, we at FOX have witnessed first-hand the enormous impact Roku has made in transforming the TV viewing experience. Anthony and I have known each other for many years, and I am extremely pleased that as part of this transaction Anthony has agreed to join the FOX board and to continue to expertly guide Roku forward.

Thank you, Anthony.

This transaction brings together two companies at the intersection of the most powerful forces reshaping video consumption: the enduring primacy of live news and sports, and the continued rise of streaming.

The result will be a next generation Fox Corporation that is uniquely positioned with even greater reach and a more complete product offering leveraging the strength of Roku’s preeminent connected TV technology and data platform. The combination not only strengthens FOX’s existing business, but more importantly, expands our presence in the highest growth segments of media – connected TV advertising, and subscription aggregation.

It is not a surprise to anyone on this call that the way consumers access and engage with content is evolving dramatically. Throughout this evolution, FOX has remained disciplined, participating in the market carefully and moving with purpose and conviction only when the opportunity is right.

In 2019, we reoriented our company around live news and sports, two categories that command premium advertising rates, drive appointment viewing, and have only grown in strategic importance as the broader television landscape has fragmented. We chose, and continue to choose, focus over scale for scale’s sake, deliberately sidestepping the arms race that defined – and challenged – the subscription streaming industry.

In 2020, we acquired Tubi, then a nascent tech start-up in what was an underdeveloped segment of the video ecosystem – free, ad-supported streaming. That investment, and our subsequent thoughtful execution of a rapid growth plan, has proven to be an unqualified success across every metric that counts. Top line growth of approximately 25% to generate revenue approaching $1.5 billion in fiscal 2026, with over 13 billion hours of content consumed annually by its 100 million loyal viewers.

And less than 12 months ago we successfully launched FOX One, our innovative live direct-to-consumer platform that has gone from strength to strength in its first year.

I must highlight an important part of our culture at FOX that is particularly important to this deal. Integral to our journalistic and creative focus, we’ve built a business where technology and engineering talent flourish – a place where we’re extremely forward leaning in investing in technology and coordinated in the way that we design, build and deploy cutting edge platforms across our products and services.

From setting streaming records for the Super Bowl through to the advanced work that our teams are doing with AI – our achievements give us great confidence in our ability to enhance Roku’s growth inside the enlarged Fox Corporation.

The video entertainment ecosystem is evolving and growing rapidly, and several dynamics are worth highlighting.

First, what remains constant. Live programming, particularly news and sports, continues to be the primary driver of engagement. FOX has led in both categories for decades, consistently ranking first. This live, appointment-driven programming remains foundational to our current strategy of ubiquitous distribution of our content, which delivers highly engaged audiences, driving value for our distribution and advertising partners alike.

Premium and free content also continue to drive complementary consumer demand and engagement patterns. That dynamic is enduring.

Our strategy is centered on these dynamics from which we have derived considerable benefit. What is also changing more fundamentally is how consumers access and navigate content, and this is where we see the most significant opportunity.

Streaming continues to gain share of total viewing and consumer wallet. Nearly 50% of all U.S. television consumption now takes place within the streaming ecosystem, roughly double the level in 2020. And Roku’s prominence in streaming throughout this growth has been remarkable. The consumer now subscribes to an estimated four services on average, creating an increasingly fragmented landscape where discovery and navigation have become more complex. At the same time, viewing behavior is shifting rapidly.

In response, we are seeing a clear consumer preference for aggregation. Consumers are gravitating toward simpler, more unified experiences on their favorite platforms like Roku, and the re-bundling of services reflects this trend in real time.

Advertisers are reaching similar conclusions, seeking large audiences, improved digital targeting, and more consistent measurement across platforms.

These converging dynamics across viewing, aggregation and advertising have fueled the rapid growth of connected TV, and we are still in the early stages of this transition. Within that video ecosystem, Roku is the leader, as the foremost CTV platform in the United States.

On a pro forma basis, the combined company will become the third-largest player in U.S. television by share of viewing, with an attractive mix of FOX's sports, news, and entertainment content, alongside free streaming services Tubi and The Roku Channel.

That distribution and engagement scale spans every major viewing environment: broadcast, cable, local and streaming, creating broad and diversified reach.

And together, through this reach, we will address the evolving needs of both consumers and advertisers by combining premium live content, scaled distribution, and leading platform capabilities into a more integrated and compelling offering than either company could build alone.

We are committed to operating Roku as an open, partner-friendly platform and to the continued ubiquitous distribution of FOX and Tubi content. Roku’s openness is central to what makes the platform valuable – for consumers, content partners, advertisers and Roku itself. That will not change.

And for our shareholders, I want to underscore that this transaction continues our disciplined approach to use of capital. Purposefully and diligently, we are meaningfully expanding the growth profile of our company while maintaining investment grade status and capacity to continue our shareholder capital return program.

Before I turn it over to Anthony, I want you to know that the opportunity to acquire Roku at this moment – as Roku hits its inflection point of growth – is a transformational step forward for FOX and for our shareholders.

I thank you for all your continued support.

I’ll now hand over to Anthony.

Anthony Wood: Thanks, Lachlan.

I’d like to start with how excited we are to be joining forces with FOX to shape the future of television. When I founded Roku in 2002, it was based on the premise that, ultimately, all TV would be streamed. Our goal was simple: make TV better for everyone.

We believed the internet would fundamentally transform television and create entirely new ways for people to discover and enjoy entertainment. Since then, Roku has built one of the industry’s leading TV streaming platforms, reaching more than 100 million streaming households globally and 145 billion hours of engagement annually.

Roku is entering this transaction from a position of strength.

As the streaming, advertising and AI landscapes continue to evolve, we believe partnering with FOX is not only a terrific outcome for our shareholders, but a way for Roku to move faster and smarter with the support and resources of a strong partner. Put simply, it is the best way to accelerate our long-term strategy and continue shaping the future of television. This agreement follows the conclusion of a strategic review process overseen by Roku’s Board of Directors with the assistance of independent financial and legal advisors.

After thoroughly reviewing the offer from FOX, our Board of Directors unanimously determined that this agreement with FOX maximizes value for all of our shareholders.

We’re also pleased with the value we are delivering to our shareholders. The cash and stock structure allows Roku shareholders to receive immediate cash value at closing while also participating in the substantial potential upside of the combined company going forward.

As a reflection of my personal commitment to the combined company and the ongoing growth of Roku, I have given my voting support to the transaction and, at the close of the transaction, I will have an ongoing role at the combined company, and I will also join the Fox Corporation Board.

As consumers face increasing content fragmentation, rising subscription costs and more viewing choices than ever before, we believe Roku and FOX will together be uniquely positioned to deliver the value, personalization and simplicity that viewers want.

We’ll also be better positioned to help our content partners build, engage and monetize large audiences, and to give our advertising partners unique ways to reach our large and loyal base of TV users. And of course, we’ll continue to deliver great, easy-to-use TVs and streaming players in collaboration with our TV OEM and retail partners.

Throughout our discussions with FOX, what stood out most was not just our strategic alignment, but FOX’s deep respect for what Roku has built and genuine appreciation for the team behind it.

It was clear that FOX understands Roku is more than a platform – our people, culture and innovation mindset are central to what makes this company special and will be important to our success going forward.

Most importantly, following close, Roku will continue operating as an open, partner-friendly platform, supporting the entire streaming ecosystem.

I want to thank our employees, partners and shareholders for helping build Roku into the company it is today.

With that, let me turn it back to Lachlan.

Lachlan Murdoch: Thank you very much, Anthony.

I'll now turn the call over to Steve to walk you through the details of the transaction.

Steven Tomsic: Thank you, Lachlan. Thank you, Anthony. And good morning, everyone.

FOX has maintained a disciplined and deliberate approach to capital allocation. From an acquisition standpoint, we have been selective, only pursuing transactions that support long-term shareholder value creation and align with our strategic vision.

This morning’s announcement is entirely consistent with this selective, value driven approach

Let me walk through some of the financial detail.

As we have announced this morning, FOX is acquiring Roku in a cash-and-stock transaction valued at $160.00 per ROKU share.

In total, 60% of the consideration, or $15 billion, is cash and the 40% balance is FOX Class A common stock comprising approximately 152 million shares.

 On a per share basis, FOX will provide $96.00 in cash and 0.9693 shares of FOXA Class A common stock for each ROKU Class A and Class B share outstanding.

The stock consideration represents $64.00 per ROKU share based on a reference price of $66.03 per share, which was set using the 10-day volume-weighted average price of FOXA Class A common stock as of June 10th. Upon closing, existing FOX shareholders are expected to own approximately 73% of the combined company and ROKU shareholders the remaining 27%.

The cash component at closing will be funded through approximately $8 billion of new debt with the remainder funded from the roughly $9 billion of proforma combined balance sheet cash expected at close.

We expect net leverage at closing of approximately 2.8x pro forma trailing-twelve-months EBITDA, inclusive of 50% credit for run-rate cost synergies.

The moderate starting leverage and the rapid deleveraging made possible by the combined company’s strong free cash flow profile allows us to maintain our existing mid-triple B investment grade credit rating.

Importantly, the strength of our balance sheet from day one will also support our growth plan along with continuing to return capital to shareholders through share repurchases and dividends.

With respect to share repurchases specifically, we intend to continue with our buyback program post today’s announcement except for mandatory SEC blackout periods.

As a combined company, we expect robust long-term growth and significant cash flow generation, supported by approximately $400 million in run-rate cost synergies, supplemented by additional revenue upside.

We expect the deal to close in the first half of calendar year 2027 and be free cash flow per share accretive within two years of close.

Underscoring the transformative impact of this transaction, on a pro forma basis, we estimate approximately 30% of revenue will be generated from the scaled digital platforms, of Tubi and Roku.

In the near term, we see meaningful opportunity to enhance growth through improved advertising capabilities and cross-promotion across the portfolio. The pro forma business is expected to enhance our long-term revenue growth profile and drive accelerating EBITDA and free cash flow growth.

We have provided additional detail on the transaction terms on page 14 of the investor presentation posted to our website earlier this morning.

With that, let me turn it over to John.

John Nallen: Thanks, Steve. At the start, I want to make one overarching point. Opportunities of this caliber are exceptionally rare and the acquisition of Roku represents a transformational step forward in the evolution of FOX. You know well that we are very disciplined allocators of capital to drive long-term shareholder returns and we are confident that this acquisition will deliver significant long-term returns given the growth profile that this deal unlocks.

Strategically, the combined company will be positioned in the highly attractive growth zones of the video market – advertising and subscription, particularly in the digital sector.

Additionally, this acquisition will enable us to achieve this growth profile without compromising our overall balanced capital allocation approach – specifically, this acquisition will not impact our shareholder return program which continues without change and with an ongoing solid investment grade balance sheet.

Roku pioneered connected TV in 2008 with the launch of its first streaming player. In the years since, it has been a central enabler of streaming's growth, serving as both a leading distributor of applications and one of the primary aggregation points through which consumers access their content – in effect, becoming the “front door” to the streaming ecosystem.

Today, Roku reaches over 100 million households globally and is the number one CTV operating system in the United States, reaching over half of all broadband homes.

The vast majority of Roku's total revenue is generated by the Platform segment, in two digital revenue streams: Advertising and Subscriptions: two areas where FOX is also intensely focused and has a demonstrated a track record.

As Lachlan mentioned, we are excited about this combination as it brings together two of the most powerful forces shaping the future of media: Live Sports and News programming and the rise of streaming.

Against this backdrop, we believe the combined company is strategically well positioned, particularly from our vastly enhanced digital presence, footprint and scale.

FOX’s digital presence spans all of our content’s digital offerings – products such as FOX One and FOX Nation, and of course our premium AVOD service, Tubi – all supported by a state-of-the-art tech stack.

Roku’s entire focus is streaming, and its role cannot be understated – Roku is one of the central partners across the streaming ecosystem. Roku's home screen meets consumers at their moment of intent, a critical juncture in the video journey which makes Roku a powerful platform for discovery and engagement. And the Roku platform generates a rich, authenticated data set on consumer behavior, which enables Roku to offer better products and experiences for users and commercial partners alike.

The hallmark of FOX is our long-standing entrepreneurial mind-set and our relentless focus on growth. We have come to know that these attributes are shared with the entire Roku management team which will go a long way toward making the cultural and operational combination of our two companies very efficient. We couldn’t be more excited by the prospects of closing on the Roku acquisition that we have announced today. And now let me turn it back to Lachlan to wrap up before Q&A.

Lachlan Murdoch: Thanks, John. With this transaction we are positioning FOX at the leading edge of where video consumption is going – owning the best content, one of the largest platforms, and the direct relationship with large audiences in a single integrated business.

The FOX-Roku combination will represent a growth company responsive to the rapidly changing market – a company that is better positioned for the next decade of video than either of us would be alone.

For shareholders, this is the purposeful convergence of two businesses that are stronger together than either could build independently. Our financial profile improves. Our growth trajectory improves. And our strategic position – in advertising, distribution, and international – expands materially. All supported by a balance sheet that allows us to maintain our return of capital program. We are confident this is the right transaction, at the right moment, for all the right reasons.

To Anthony and the great Roku team – thank you for choosing FOX as your partner. To our shareholders – thank you for your continued support. And to our new partners across the streaming and advertising ecosystems – we look forward to building this next chapter together.

We will now take your questions.

Gabrielle Brown: Thank you Lachlan.

Now we are happy to take questions from investment community.

QUESTION & ANSWER:

Operator: (Operator Instructions) And we have a question from John Hodulik of UBS.

John Hodulik: One quick one and then a follow-up.

Could you guys provide any details on the process and whether there are any other interested parties? And then maybe a follow-up to Steve's commentary, what's the target leverage ratio? And given all the cash flow and growth you guys expect from the combined company, what's the timeline to get to the new target ratio?

Lachlan Murdoch: Thanks, John. Anthony can answer to the process, obviously and Steve can do the details so I got a pass on this. Anthony?

Anthony Wood: Hey. This is Anthony. This process was run by our Board of Directors and an independent committee. It was a thorough and complete process. It's the conclusion of a strategic review by the Board of Directors. We thoroughly reviewed the offer from FOX and our Board of Directors unanimously determined that the FOX offer was the right offer for our shareholders. And so yes, we ran a very complete process and very happy with the outcome.

Steven Tomsic: Hey John, it’s Steve. Just on leverage.

So, listen, we feel very comfortable about where we structured the transaction. As you can tell from what you've seen from our financials over the last seven years and also now with Roku reaching or on track to reach the $1 billion free cash flow milestone in the next year or two.

We think this – we think we delever very, very quickly. And if you look at the way we intend to set up the permanent financing, we'll be allowing for the opportunity to repay debt in the first year or two of the transaction and we also have and its outstanding $2 billion note that comes due in January 29, which we imagine repaying to delever.

So, we think we get back down to our target leverage – gross leverage ratio of between 2.25% and 3% which maintains our existing credit rating within the first year or two after close. And so, and all of that supports the fact that we'll continue to be buying back stock all the way through.

So, we think that the way we're structured allows us a lot of balance sheet flexibility.

Operator: We have a question from Michael Morris at Guggenheim Securities.

Michael Morris: I have one strategic question and one structural question, if I could.

First, strategically, how will the combined business balance that focus on growing the FOX audience while also being partner-friendly to this large number of third-party content providers that Roku has worked with in the ecosystem. So how do you ensure that these big businesses like Netflix and Amazon and Disney remain on the platform going forward?

And then on the structural side, the regulatory termination fee is over $1 billion. Can you just talk about what regulatory approvals are required and what gives you confidence in the clearance there?

Lachlan Murdoch: Thanks, Michael. To your first question, maybe I can start and Anthony can follow on.

Look, from – I think speaking for both of us, at least to start, it is essential that Roku remain an open and partner-friendly business.

We're a business that we have, we will have or Anthony has, tremendous partners who really rely on Roku for a lot of their distribution, and we don't see that changing at all.

From a FOX perspective, if you remember, we've done this before. We're not – this is not our first rodeo. We had Sky in the U.K. and Europe, we had StarTV. Those are all platforms that we have our own content which we can grow and monetize very effectively, while hosting and distributing broadcasting all of our partners' content. And that's critical, both for the business and for the future of the business and also, most importantly, for our consumers.

Anthony, do you want to add to that at all?

Anthony Wood: Yes. This is Anthony. Well first, I guess I'll just say that Roku has a very large platform business. It consists of advertising and subscriptions. A lot of that business is driven by promotion of our partners. And our goal is to grow that business. It's not for that business to retreat.

So, we're going to continue to grow that business. That means working closely with partners to do that. I also say that it's not a new problem for us.

We have historically had owned and operated services as well as partner services that we've promoted on our platform and the home screen. The platform is a unique asset. It allows us to do that. We have policies and processes in place to allocate inventory appropriately. So, we are good at that. We know how to do that.

We know how to promote our own services as well as promoting our partner services, and so we intend to continue doing that.

Lachlan Murdoch: Thanks, Anthony. And to the second question, Michael, from regulatory approvals. Principally, we have HSR approvals in the United States and very – we believe, very limited international approvals.

Operator: You have a question from Robert Fishman of MoffettNathanson.

Robert Fishman: Lachlan, John, Steve; we've discussed the importance of scale for FOX over the last few years. How does Roku help solve FOX's scale question when competing against the other larger media conglomerates, especially thinking about content spending and competing for sports rights? And then Roku has successfully carved out its leading position within the CTV space.

I'm curious as you think about the next three to five years, what gives you the confidence that Roku can continue to compete against the likes of Amazon, Google and now Walmart after the Vizio acquisition.

Lachlan Murdoch: Thanks, Robert.

Well, I can answer the scale question as it applies to FOX, and maybe Anthony can then answer the question as it applies to Roku.

On a scale question as it applies to FOX, look, we are entering this transaction in a position of strength. Our business has never been stronger. We've been able to compete aggressively and successfully in the news and sports marketplace. And we would expect to continue to do that with or without this transaction.

I think you can see that it's evidenced in our financials in our ratings. Most importantly, and almost equally important in our financial results or equally importantly in our financial results.

We reported short time ago, record Q3, and we're on track to report or achieve more records in our full year results.

So, we're really entering this transaction in a position of strength. And what excites us about this is it takes us from strength to strength.

Roku takes us to new markets to expand, obviously digitally in streaming and subscriptions, and drive the business aggressively into the 21st century. Anthony?

Anthony Wood: Yes. This is Anthony.

So just in terms of how we compete and continue to compete more successfully. I'll just start with the basics.

I mean we are the market leader in the United States and other markets. We're the number one streaming platform with over half of broadband households. We have a – we just passed the 100 million streaming households. We're continuing to grow that. We have a very loyal viewer base that loves their Roku products.

We provide a very simple, delightful interface. And a lot of that is built on something that's unique that we have which is we're the only streaming platform that's built an operating system from the ground up designed specifically for streaming.

We have a purpose-built operating system for streaming, whereas our other – our competitors generally take HTML or they take a mobile offering system, they ported television. And there's a lot of advantages to building something from the ground that design specifically for streaming.

It's a better user experience. It's simpler, but it's also importantly, very cost competitive.

I mean the PC – sorry, the TV business is extremely cost competitive. And so having a lower cost to build hardware which we've done through our purpose-built software design specifically, among other things, to allow hardware manufacturing costs to be lower than any other operating system is a big competitive advantage in the market.

For example, just one example, we use a lot less memory than our competitors. And right now, memory prices are going through the roof. So that advantage is really being compounded, so we have the purpose-built operating system.

We have very strong relationships with OEMs. There's many, many factories and OEMs around the world to build Roku products. Those relationships are strong and growing.

So, there's the strength that we've gotten this year to the position on today are going to continue. And then I think also, when you think about all the assets that FOX brings combining with Roku, that's going to allow us to be even stronger in the market and offer a better product to our customers and viewers.

So, I'm very confident in our ability to compete and to continue to grow our competitive position.

Operator: We have a question from Michael Ng of Goldman Sachs.

Michael Ng: Just wanted to follow-up as well. Just on content, could you talk a little bit about how the combination might change your appetite for things like Tier 3 sports rights, other types of news content? In a few years from now will we look back at this and see it as an inflection point for more sports and more content generally on the FAST channels?

And then secondly, I was just wondering if you could talk a little bit about the synergies.

Is the $400 million is a conservative number? Is it kind of appropriate given what we know now? And what are the kind of obvious revenue opportunities that you see that you wouldn't have been able to achieve otherwise?

Lachlan Murdoch: Thanks, Michael. The first question on sports rights is an interesting one.

I think it's too early to say. But I think initially, our sports rights and particularly our Tier 1 sports, right? So, our most valuable sports rights really sit within our broadcast cable and from a streaming perspective, FOX One and we don't really see that changing.

Of course, the discovery of those sports rights and the viewers for those sports rights can really be assisted with distribution across Roku and discovery through the Roku home screen which really is the beachfront property in the streaming ecosystem.

In terms of the synergies, we've done – obviously as you'd expect, very extensive due diligence on the business which is where we came to the $400 million of cost synergy. And I think we're being conservative, appropriately prudent and conservative in coming to that number.

Obviously from moving forward today we'll continue to do more work on whether that's the appropriate number or not. But sitting here today I think we've been fairly conservative. That does not include, as you rightly point out, any revenue synergies.

So, we have not announced revenue synergies. But as you can hear from answer a lot of your questions and from our scripted comments, we believe the revenue opportunity is very significant within this business, but we're not putting a number to that at this stage.

Why is it significant? Obviously, the market is changing dramatically, both in terms of the viewing of streaming in the United States, now approaching 50% of all U.S. television viewing. And what's happening behind that, of course, is the connected television ad spend as a proportion of television ad spend in the last few years has grown from 25% to 41%. And that trend just continues.

When you pair that with the reach of our content with FOX News, with live sports and FOX Sports, combined with Roku's really great depth of a rich first-party data and performance marketing tools. It's a tremendous opportunity, and we're very excited about the revenue synergies that we believe will uncover going forward.

Operator: We have a question from Jessica Reif Ehrlich of BofA Securities.

Jessica Reif Ehrlich: I think, Lachlan, you just touched on one of my questions which is the advertising upside, like what specifically, what areas can you grow? I mean it sounds like an area of opportunity that you're not in now? And is it all about that first-party data?

And the second thing that we mentioned early in the call was international opportunities? And can you just maybe put some – give us some color on how you can expand FOX kind of  – has become more of a domestic company. What could you take advantage of with Roku's footprint? What can do differently to grow that business?

Lachlan Murdoch: Thank you, Jessica. Yes. Well, I think I probably answered the advertising question.

But the – if you look at the – I'll say if you look at the businesses, I think we can boost the distribution of the FOX content that will help ratings. We compare that with first-party data and Roku's tremendous advertising tools.

I think Roku really does have unique expertise in performance marketing which we can bring across our entire platform.

I think the advertising synergies or revenue upsides are very significant. You then pair that with our, at FOX, our direct sort of relationship with our advertisers and clients and it's a tremendous opportunity.

So, I think the two sides and two expertise of the companies are very complementary coming together to drive to drive revenue synergies.

On international, you're right, this puts FOX on an international footing again. We did launch –aggressively and it's doing very well – FOX Latin America over the last 12 months. I think the Roku platform will assist those businesses as well.

Operator: We have a question from David Karnovsky, JPMorgan.

David Karnovsky: Just with Tubi and Roku Channel, can you talk to your go-forward vision of what that would look like for a consumer? Is there any rebrand or kind of commonality of programming your channels? And then can you just speak to the strategic and cost synergies as it relates to items like content acquisition or marketing for the services?

Lachlan Murdoch: Thanks, David. So, if you look at the Tubi and the Roku Channel together, they are incredibly complementary services. They – there's about a third overlap between the audience, between the two of them, so that they're not identical audiences. Bringing the two of them together effectively triple the reach of the combined service.

It's too early to say but our expectation is fully to keep the services separate. They serve consumers and their viewers in different ways.

Obviously, Tubi’s over 90% video-on-demand and the Roku Channel is, I think around 80% or over just a little bit over 80% are FAST channels. This – the combination of the Tubi and how you sell the two of those –the inventory in the market, I think is a tremendous opportunity and combination.

So, our expectation is to keep the brand separate to serve their viewers to continue to serve the viewers in the way they do now.

I don't know Anthony, if you have anything to add?

Anthony Wood: Yes. I think – well I think obviously the combination of the Roku Channel, our ad inventory that we have distributed through the platform and Tubi creates an extremely large and scaled ad platform. And then the combination of the data and the ad tech are just going to be a very powerful ad platform.

So, I think that's obviously going to be incredibly helpful for our business. Both platforms distribute content among other purposes, they're primarily content distribution platforms.

And so, the amount of content being distributed now is significantly increased in the scale and that provides a lot of leverage on different dimensions and makes us a more interesting must use partner for content owners. So, I think that's also super helpful.

And then I guess the other thing is going to sort of add to what Lachlan said, one of the reasons the audiences are different is that the distribution is different.

So, the Roku Channel obviously is off – we call it off platform, meaning off Roku. It is available off Roku, but most of the distribution is on the Roku platform. Tubi has a lot of distribution, obviously a successful on Roku as well but also has a lot of distribution outside of Roku and so that provides a very broad and comprehensive distribution across different platforms together.

Operator: We have a question from Steven Cahall of Wells Fargo.

Steven Cahall: On Slide 10, you highlight how the deal moves FOX to 10.2% of U.S. TV time a third of the industry. Can you just help us understand how you think that math kind of sums up to more than the parts? You mentioned the revenue upside.

I know the advertising piece is pretty big. But how do you think that the engagement kind of takes these different platforms and really turn them into something bigger than they are today? And related, maybe just to Michael's earlier question, do you think about using the Roku platform to really promote FOX content more heavily?

I know that would cannibalize a little bit of home screen EBITDA. But just curious if you think that's a bigger opportunity for the content that you've already got?

Lachlan Murdoch: Thanks Steve.

Look, I think obviously on Slide 10, that's basic math of putting together where the businesses sit today.

What's not expressed in this chart is actually the benefit of putting those two businesses together. And the growth that can be achieved by adding the FOX content, FOX Sports, our news content local stations, to Roku and obviously benefiting Roku and benefiting from Roku and the discovery platform that Roku is.

So, I would expect that we can grow our viewership in the U.S. with a combination of Roku’s technology, Roku's platform, the tremendous content that's on the Roku Channel and the content that FOX brings to it as well.

Anthony Wood: I just want to – this is Anthony again. I just wanted to talk a little bit about – you said a comment which I think I just want to correct which is that you implied that promoting and operated properties on the Roku home screen would somehow reduce profitability for the home screen.

I don't think that's true actually, it's going to increase profitability. I mean just to kind of level set. So, one of the – so we sell ads on our home free throughout our UI, obviously. But we also have many, many ways to promote content throughout the UIs that are not necessarily sold.

And we use that to promote partners, but we also use it to promote our owned and operated our own properties.

So, for example, we have the Sports Zone which is very popular on Roku because sports are so fragmented, it's very – consumers often don't know where to go to find a particular game. More deeply integrating, for example, FOX Sports in the Sports Zone is not going to impact other sports properties, but it will provide more visibility to sports content, and it will be useful to our viewers, and we'll do it in a way it's very personalized.

So, we know what viewers like and what they're interested in, and it will be first line for the viewer, but it won't be done in a way that's going to hurt other partners. It will be done in a way that will promote FOX Sports content.

So just, for example, the Roku Channel, 25% – yes, so 25% of viewing for the Roku Channel comes from someone clicking on the tile for the Roku Channel and 75% of viewing comes from some other ingress point, whether it's search or what to watch, or there's just many, many different ingress points throughout the user experience.

And so, what – and those different ways from a content, they're not sold out. There's just almost an infinite supply. So, we can easily, for example, promote owned and operated properties which would now include sports FOX properties, obviously as well as partner properties, and we can do it in a way that's going to ensure it’s going to increase the amount of revenue that's generated by the home stream.

Most items on the home stream are personalized in the sense that we decide what to show a customer based on what they're most likely to watch well they're most likely to buy. And by having – having more properties that generate revenue or generate more revenue and being able to decide when to promote and when not to promote them will result in overall more revenue being generated by the home stream.

So, that's really the power of the home stream. So, this will definitely improve profitability on the home stream. It will not hurt profitability there.

Operator: We have a question from Rich Greenfield of LightShed Partners.

Richard Greenfield: I guess one for Lachlan, one for Anthony.

For Lachlan, when you think about the sports rights that you spend so much money on, particularly the NFL, how does, talk to us about what opportunities does owning Roku, the Roku home screen. What does that unlock for FOX in terms of new ways to monetize sports rights that we might not be thinking of?

And then for Anthony, you mentioned, Anthony, that you ran a strategic review. I think we've long believed you were going to sell the company and that there were buyers. What triggered you to want to do a strategic review in 2026? Like why this year versus last year, your growth is accelerating. Why not next year? Why was this the exact right moment to sell?

Lachlan Murdoch: Thanks, Rich.

I'll start with the easy one. And so, look, in terms of this deal, and you can look at it, you mentioned the NFL or premium sports rights, but this is also true for premium entertainment content and for news content. So, the answer is the same for all.

We weren't focused particularly on sports rights in this transaction. But absolutely, the combination of FOX and Roku, we really think can expand the reach of all of our premium content.

Primarily today through our premium content is distributed direct-to-consumer through FOX One. FOX One is already a partner of Roku and doing very well and we would see the opportunity here to drive the take up further and even further success for FOX One via some of the methods that Anthony just spoke about. And then, of course as we've already discussed at some length, just the advertising targeting, and first-party data and skills that Roku has combined with our relationships with our clients and agencies.

I think we'll take our – we'll obviously increase the value of that premium content and increase the monetization of that premium content across both broadcast and cable and streaming. Anthony?

Anthony Wood: Hey Rich.

Well first of all, you're right. I mean things – I have never been more positive about our business than I am now.

If you just look at where we are in the world, like the number one streaming platform in the United States, over 100 million streaming households over half of broadband households in the United States using Roku to watch television, a brand that people love.

We've been posting strong growth quarter-over-quarter. We're just really well strategically positioned kind of the center of the streaming ecosystem.

So, we are in a position of strength and there's nothing special. You said, why now? There's nothing special about this year, but I do think that the ask strongly that the  – by combining the assets of FOX with what Roku has, really improves our position to continue to execute on our strategy over the long term.

We'll accelerate that progress on that strategy will move it in and allow us to grow faster.

So, I just think it's a combination that allows us to execute on our strategy even faster than we already are. And so improved growth, and it's a great price. And I also just think about what's happening in the ecosystem, when you are seeing streaming, advertising, AI landscapes evolving and scale and technology and content are increasingly important to compete in an increasingly competitive market.

So, I do think it puts us in a stronger position over the long term to be increasingly even in a stronger competitive position. So, that's the reason we're doing this. It just allows us to execute on our strategy faster than we would otherwise buy ourselves, even though we're doing extremely well.

Operator: We have a question from Kannan Venkateshwar of Barclays.

Kannan Venkateshwar: So maybe one on the strategy here. So, Lachlan, when you think about the free streaming approach, obviously Tubi has been very successful, and Roku independently has been very successful. But when you combine the two into under one umbrella, there's a lot of content overlap across the two, but you will have this fragmented go-to-market approach.

So – and then, of course you have Netflix on the other side in the sense that so far, when you negotiated with, say Comcast or YouTube, you were largely a supplier of content but now you're also a distributor of the content. And so, it just creates a lot of complications, both with respect to how many brands you own, what those brands individually do as well as your distribution strategy.

So, could you just talk about the approach and over time how the scale and how you manage these conflicts across time that would be useful?

Lachlan Murdoch: Thanks, Kannan.

So, in terms of the – I think you mentioned content overlap, I don't think that's quite the case.

As I mentioned before if you look at Tubi and you look at the Roku Channel, they are both incredibly successful platforms, but they do have somewhat of a different viewer base.

As I mentioned, there's about a third overlap between the viewers of Tubi and the viewers of the Roku Channel. And then the experience of both experiences are excellent but they are different.

Tubi primarily drives some ad impressions through video-on-demand programming. And the majority of Roku's advertising impressions are currently sort of a FAST channel program.

So, it's different content at a somewhat different viewer experience and I think very complementary to bring together.

So, we think the opportunity there to bring those together and have this fantastic reach.

As Anthony mentioned a couple of questions ago, I think it's incredibly exciting.

In terms of any sort of conflict between content and distribution, look, I just don't think that's the case. I think we're partners now in many ways with YouTube and YouTube TV and Comcast, that doesn't change. Those businesses themselves, in many cases, are both distributors and content providers. That doesn't change.

So, this is the business and the ecosystem that we exist in today and we exist in going forward, and we look forward to continued healthy partnerships with all of our distribution partners.

Gabrielle Brown: And we have time for one more question.

Operator: Final question will be from Peter Supino of Wolfe research.

Peter Supino: Congratulations. Steve, you recently mentioned the importance of neutrality to FOX. And Anthony, your company has always emphasized consumers and the consumer experience.

In that light, I'm wondering if maybe each side could talk about the things that are most important to preserving the virtues that are obviously going to be more in conflict as you try to get the benefit of this combination.

Steven Cahall: Hi Peter. So yes, listen, from a FOX perspective, I think Lachlan covered it pretty extensively on the call already in terms of sort of our approach on neutrality. And I think we covered it in the script earlier.

But we see a key strength at FOX, is our existing distribution footprint and having absolute ubiquity of distribution of our content across all platforms, and we don't see that change as part of this transaction at all. And so, we like that set up.

And then our sort of thesis going into acquiring Roku is not to sort of upset or dislocate any of the relationships that Roku has in terms of being sort of the Switzerland of distribution for so many other content providers. And so, we don't see this as being a sort of a transaction that activates conflict.

If anything, we see that the benefit of both platforms having that ubiquity on both sides of the distribution sort of side of things as being a key strength.

Lachlan Murdoch: Anthony, do you want to follow on?

Anthony Wood: Yes. This is Anthony.

I'll just – I guess I think one of the things that is exciting about working with FOX is the mutual respect that we have for each other. And also, I would say FOX’s commitment to letting Roku continue to do what it does which is distributed content, grow our existing business which involves working with third parties and distributing third-party content, allow our employees the reason they need to continue to build and innovate great products in the streaming ecosystem.

So, I think that's one of the things I'm looking forward to is the increased resources of FOX and increased assets was still the freedom and the entrepreneurial nature and the ability to continue to drive our business the way we always have. So, I don't think that's going to change.

Lachlan Murdoch: Thanks, Anthony. Just in summary, I would just like to say I think for those of you who have been on our earnings calls over the last several years since the new FOX spun out of the old FOX.

We've talked about our disciplined approach, our disciplined use of capital, but also the fact that we have a world-class best-in-class balance sheet that we were and have been looking to leverage for the right acquisition to take company for. And as we've spoken about many times before we are actively looking for the right opportunity.

And I think we replied that disciplined approach to many opportunities that we saw before. Nothing has the upside and their massive scale and opportunity that this transaction has.

We are incredibly proud to be partnering with Anthony and Dan and the entire Roku team, the Roku team is incredibly impressive. And bringing these two companies together really will help define the future of television in the United States and in many other markets around the world.

We're excited. We hope you are. And this really does bring a step change in terms of not just for our businesses, for the streaming and television ecosystems are going forward.

So, thank you very much for your attention. And we look forward to talking again.

Gabrielle Brown: Great.

At this point, we are out of time.

But if you have any further questions, please give me or Charlie Costanzo a call. Thanks so much for joining us today.

Operator: Ladies and gentlemen, that does conclude the Fox Corporation to acquire Roku conference call.

A recording of today's presentation will be available on the FOX investor relations website. Thank you.